

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 18, 2014

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1263
       File Nos. 333-200327 and 811-03763

Dear Mr. Fess:

On November 18, 2014, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1263 (the "Fund"), consisting of a unit investment trust, Global Secular Growth Portfolio, 2014 Series (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   The first paragraph of this section states that secular growth companies are companies that benefit from enduring trends toward business improvement that result from technological, social, or economic change. Please provide in this section examples of enduring trends toward business improvement that have resulted from technological, social, or economic change.

2.   The first paragraph of this section also states that the Trust will invest at least 40% of its assets in non-U.S. companies. Please explain to us whether the Trust will invest in the securities of companies located in emerging market countries and, if so, provide appropriate disclosures in the discussions of the Trust's principal investment strategies and principal investment risks.

3.   The second paragraph of this section identifies various screens that the sponsor applies to determine whether the securities under consideration for inclusion in the Trust portfolio are suitable for a unit investment trust structure. Please describe in this section the specific parameters used by the sponsor with regard to each of the identified screens. For example, what level of "trading liquidity" does the sponsor consider appropriate in determining whether a security should be included in the Trust portfolio?

4.   The last paragraph of this section states that the sponsor believes that growth stocks tend to be less impacted by cyclical forces, "one of the reasons that, over time, growth stocks are more likely to meet or exceed their earnings estimates more frequently than value stocks." Please provide us with the Trust's basis for the part of the statement in quotation marks or, alternatively, delete this part of the statement from the prospectus.

Investment Summary — Security Selection

5.   The first paragraph of this section states that the Trust may invest in master limited partnerships and real estate investment trusts. Please provide the risks associated with these types of investments in the discussions of the Trust's principal risks.

GENERAL COMMENTS

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel